QuickLinks -- Click here to rapidly navigate through this document

COMMISSION FILE
No. 1-8887

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2002

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

X
Form 20-F	Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

X
Yes	No

I

        The documents listed below in this Section and filed as Exhibits 4.196 and 4.198 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132
4.196	Comparative interim unaudited consolidated financial statements of the registrant for the period ended June 30, 2002 (included in the registrant's Second Quarter 2002 Report to Shareholders).
4.198
U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Second Quarter 2002 Report to Shareholders.

II

        The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statements on Form F-9 under the Securities Act of 1933 (Reg. No. 333-6748, Reg. No. 333-9610 and Reg. No. 333-12898) of TransCanada PipeLines Limited as additional Exhibits having the reference numbers indicated.

4.196	Comparative interim unaudited consolidated financial statements of the registrant for the period ended June 30, 2002 (included in the registrant's Second Quarter 2002 Report to Shareholders).
4.197	Schedule of interest and asset coverage ratios calculated at June 30, 2002.
4.198
U.S. GAAP reconciliation information regarding comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Second Quarter 2002 Report to Shareholders.
4.199	Comfort letter of KPMG LLP dated August 13, 2002.
4.200	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.
4.201	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Executive Vice-President, and Chief Financial Officer
By:	/s/ LEE G. HOBBS Lee G. Hobbs Controller

August 13, 2002

EXHIBIT INDEX

4.196	Comparative interim unaudited consolidated financial statements of the registrant for the period ended June 30, 2002 (included in the registrant's Second Quarter 2002 Report to Shareholders).
4.197	Schedule of interest and asset coverage ratios calculated at June 30, 2002.
4.198
U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Second Quarter 2002 Report to Shareholders.
4.199	Comfort letter of KPMG LLP dated August 13, 2002.
4.200	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.
4.201	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

QuickLinks

I
II
SIGNATURES
EXHIBIT INDEX